ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

                              September 8, 2022

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Amendment No. 2 to Form 20-F for the
Year Ended December 31, 2021
Filed April 1, 2022
File No. 001-39885

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Annual Report on Form 20-F (“Form 20-F”) of the Company, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022.

Amendment No. 2 reflects the responses of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated September 6, 2022 (the “Comment Letter”). The Company has asked us to convey to the Staff the following response to the Staff’s comment included in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 20-F. For your convenience, references in the response to page numbers are to the marked version of Amendment No. 2.

Amendment No. 1 to Form 20-F

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreign Exchange, page 4

3.	We note your response to prior comment 3, which appears to be inconsistent with your stated accounting policy under Note 4 Change in Functional and Presentation Currency in the 2021 financial statements. Considering the change in your functional currency, tell us how the translation of your equity from Canadian dollars to US dollars “based on the historical exchange rates” and your measurement and presentation of the foreign exchange loss comply with your stated accounting policy and the related guidance in IAS 21. Please revise or advise us.

Securities and Exchange Commission

September 8, 2022

Response:	The Company has responded to the Staff’s request by revising the disclosure in Note 4 (Change in Functional and Presentation Currency) to its audited financial statements on page F-21 of Amendment No. 2. The revision to Note 4 clarifies that the comparative shareholder’s equity balances were translated at historical rates. The exchange rate of 1.2824 previously included in the footnote only applied to share-based compensation and share issuances costs incurred during the period January 1, 2021 to February 1, 2021.

* * *

The Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.